Exhibit 17.2
Full Text of Email Correspondence From Jonathan H. Yellen Accompanying the Resignation Letter

Mark referred to ASC450-20, in that a loss is recognized when both of the following conditions are met: (1) it is probable that an entity “will be unable to collect all amounts due according to the contractual terms of the receivable” and (2) uncollectible amounts “can be reasonably estimated.” It would seem that the financial reporting positions management proposes to maintain regarding the PREPA receivables and accruing related interest while those receivables remain unpaid, may be defensible.
While I am very comfortable with the sum and substance of my report of my early April conversation with Arthur, which was the immediate driver for my concern at this time, if Arthur is going to (x) deny having said what he said to me at that time, (y) mischaracterize it or (z) simply change his view, the committee is of course free to accept that, even if I do not. If that is the case and on that basis, then despite my misgivings, the second prong above - that the loss can be reasonably estimated - may not be satisfied.
Please see attached.